UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Sensei Biotherapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

81728A 108
(CUSIP Number)

February 3, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐Rule 13d-1(c)
☑Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81728A 108

1		NAME OF REPORTING PERSONS James Peyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 81728A 108

1		NAME OF REPORTING PERSONS Cambrian BioPharma Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,690,153
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,690,153
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,690,153
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The percent ownership calculated is based upon an aggregate of 30,588,495 shares outstanding as of February 10, 2021.

CUSIP No. 81728A 108

Item 1(a).	Name of Issuer:

Sensei Biotherapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1405 Research Blvd, Suite 125, Rockville, MD 20850

Item 2(a).	Name of Person Filing:

James Peyer and Cambrian BioPharma Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of James Peyer and Cambrian BioPharma Inc. is 19 Morris Avenue, Brooklyn Navy Yard, Building 128, Brooklyn, New York 11025.

Item 2(c).	Citizenship:

Mr. Peyer is a United States citizen.  Cambrian BioPharma Inc. is a Delaware corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

81728A 108

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

CUSIP No. 81728A 108

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Consists of 4,690,153 shares of common stock and excludes 36,186 stock options to purchase shares of common stock.  All such securities are held by Cambrian Biopharma Inc. Cambrian is a Delaware corporation and Mr. Peyer serves as Cambrian’s Chief Executive Officer. In such capacity Mr. Peyer may direct the voting and disposition of the shares held by Cambrian, subject in certain instances to the approval of Cambrian’s Board of Directors. Mr. Peyer disclaims beneficial ownership of such shares.

(b)	Percent of Class: 15.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 4,690,153

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 4,690,153

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

CUSIP No. 81728A 108

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 12, 2021

                                   /s/
                        /s/ James Peyer
                                                                                                                               James Peyer

        Cambrian BioPharma Inc.

             /s/ James Peyer
               Name: James Peyer
                         Title:    CEO

CUSIP NO. 81728A 108
Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G (as so amended, the “Schedule 13G”) with respect to the common stock of Sensei Biotherapeutics, Inc. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated February 12, 2021

                           /s/ James Peyer
                                James Peyer

                          Cambrian BioPharma Inc.

                           /s/ James Peyer
                           Name:  James Peyer
                            Title:    CEO